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09042096

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 48662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to §17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING <u>01/01/08</u> AND ENDING <u>12/31/08</u>.
                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GRAND CAPITAL CORPORATION

OFFCIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (do not use PO Box No.)

250 West 57th Street
Street Address

New York,	New York	10107
City	State	Zip Code

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT.

Eli Homnick	(212) 246-7688
Name	Telephone

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard G. Baccari, CPA
Name of individual (first, middle, last)

10 Mitchell Place, Suite 202	White Plains,	New York	10601
Address	City	State	Zip

Check One:
- _X Certified Public Accountant
- __ Public Accountant
- __ Accountant not resident in United States or any of its possessions.

For Official Use Only

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 142C(3-91)

OATH OR AFFIRMATION

I, <u>Eliezer Homnick</u>   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Grand Capital Corporation</u>   , as of <u>December 31, 2008</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

__President_____
Title


_____
Notary Public

BABOR A AHMED
Notary Public - State of New York
NO. 01AH6139536
Qualified in Queens County
My Commission Expires ....

This report** contains (check all applicable boxes):

_X_ (a) Facing page
_X_ (b) Statement of Financial Condition
_X_ (c) Statement of Income (Loss)
_X_ (d) Statement of Changes in Financial Condition – CASH FLOWS
_X_ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
_X_ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
_X_ (g) Computation of Net Capital
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
_X_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_X_ (l) An Oath or Affirmation
___ (m) A copy of the SIPC Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GRAND CAPITAL CORPORATION

TABLE OF CONTENTS

DECEMBER 31, 2008

RICHARD G. BACCARI & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Grand Capital Corporation:

We have audited the accompanying statement of financial condition of Grand Capital Corporation (the "Company") as of December 31, 2008 and the related statements of income and expense, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Grand Capital Corporation as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

White Plains, New York
February 13, 2009

GRAND CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2008

ASSETS

Current Assets:

Cash	$	89,140
Petty Cash		500
Receivables from Brokers and Dealers:		
Commissions Receivable		29,848
Good Faith Deposit Account		26,873
		56,721
Total Current Assets		146,361

Other Assets:

Investment in Equity Securities (at fair market value)		600
Total Assets	$	146,961

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:

Accrued Expenses	$	40,116
Total Current Liabilities		40,116

Stockholder's Equity:

Common stock, no par value:		
authorized 200 shares; issued and outstanding 100 shares		100
Additional paid-in-capital		76,900
Retained earnings		29,845
Total Stockholder's Equity		106,845
Total Liabilities and Stockholder's Equity	$	146,961

GRAND CAPITAL CORPORATION
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:

Commissions	$	680,334
Other Income		206,778
Total Revenues		887,112

Expenses:

Compensation - Voting Shareholder	13,500
Compensation - Office	65,532
Commissions Paid to Registered Representatives	310,149
Regulatory Fees	9,399
Administrative Expenses	497,198
Total Expenses	895,778

Net (Loss)	$	(8,666)

GRAND CAPITAL CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Stockholder's Equity, January 1, 2008	$ 145,511
Net (Loss)	(8,666)
Contributions by Shareholder	20,000
Distributions to Shareholder	(50,000)
Stockholder's Equity, December 31, 2008	$ 106,845

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2008

Balance, January 1, 2008	-
Increase and (Decreases)	-
Balance, December 31, 2008	-

GRAND CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activites:

Net (Loss)	$	(8,666)
Adjustments to reconcile net (loss) to net cash (used) in operating activities:		
Decrease in Commission Receivable		41,088
(Increase) in Good Faith Deposit Accounts		(121)
Decrease in Prepaid Expenses		293
(Increase) in Investments in Equity Securities		(600)
(Decrease) in Accrued Expenses		(53,422)
Net adjustment		(12,762)
Net cash (used) in operating activites		(21,428)

Cash Flows from Financing Activities:

Distributions to Shareholder		(50,000)
Contributions by Shareholder		20,000
Net cash (used) in financing activites		(30,000)
Net (decrease) in cash and cash equivalents		(51,428)
Cash - beginning of year		140,568
Cash - end of year	$	89,140

Cash paid during the year for:

Interest	$	-
Taxes	$	16,947

NOTE 1- ORGANIZATION:

Grand Capital Corporation (the "Company"), a New York corporation, was incorporated on March 23, 1995 for the purpose of acting as selling agent of securities on behalf of its customers. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. ("NASD") whose successor organization is the Financial Industry Regulatory Authority ("FINRA").

The Company opened a branch office in Israel in 2006 which engages in the same activity as the New York office. All activity related to the branch office has been included in the financial statements.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition:

The Company prepares its financial statements on an accrual basis. Accordingly, expenses are recorded when incurred, and revenues are recognized when earned.

Cash and Cash Equivalents:

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains their cash and cash equivalents in highly rated financial institutions located primarily in the New York City metropolitan area.

Advertising:

The Company charges advertising costs to expense in the period incurred. Advertising costs are $1,100 for the year ended December 31, 2008.

Income Taxes:
As of January 1, 1996, the Company elected to be taxed under subchapter S of the Internal Revenue Code. The net income of the corporation is therefore not subject to corporate income tax, but rather it is passed through to the shareholders, and tax is then incurred at the individual level.

NOTE 3- CASH, CASH EQUIVALENTS, AND CONCENTRATION OF CREDIT RISK:

The statement of cash flows classifies changes in cash and cash equivalents (short-term highly liquid investments convertible into cash with an original maturity of three months or less) according to operating, investing, or financing activities.

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist principally of cash and commissions receivable.

The Company places its cash with financial institutions which management considers are of high quality; however, at times such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limit. There were no deposits in excess of FDIC limits as of December 31, 2008.

NOTE 4- COMMISSION RECEIVABLE:

Commission receivable represents monies due to the Company from its clearing broker for sales of securities on behalf of customers. Commission receivable is $29,848 as of December 31, 2008. The entire receivable was collected in January 2009.

NOTE 5- REGULATORY COMPLIANCE:

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(i). The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 ("Net Capital Rule"), which requires its net capital to be at least $50,000, and its aggregate indebtedness be less than 15 to 1. As of December 31, 2008, the Company's net capital was $105,745 which exceeded its effective requirement of $50,000 by $55,745.

The difference of $17,450 between the net capital filed on part IIA of Form X-17A-5 (unaudited), $88,295 and net capital on the audited form X-17A-5, $105,745, relates to the reversal of accruals made during the year which were adjusted during the audit.

NOTE 6- RELATED PARTY TRANSACTIONS:

The Company currently subleases office space from G.C.C. Inc., a related party on a month-to-month basis for the New York office and the Israel office. There is no operating lease in place as of December 31, 2008, however, the Company intends on continuing its relationship for the foreseeable future. Rent expense for the year ended December 31, 2008 is $96,000.

NOTE 7 - CONTINGENCIES:

During 2008, FINRA commenced an investigation into the Company's written supervisory procedures. The Company has cooperated with FINRA's investigation by providing documentation and other information. FINRA has not filed proceedings against the Company however the Company could be subject to sanctions and monetary fines. Management is not able to predict the outcome of the investigation nor can the liability be determined or reasonably estimated. The Company has incurred $66,400 in legal fees as of December 31, 2008 related to this matter.

GRAND CAPITAL CORPORATION
SCHEDULE I - COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

Common Stock		$ 100	
Additional Paid in Capital		76,900	
Retained Earnings		29,845	
Total Stockholder's Equity			106,845
Less: Non-Allowable Assets			(500)
Net Capital Before Haircuts			106,345
Less: Haircuts on Securities			(600)
Net Capital			105,745

Less the Greater of:

Minimum Dollar Net Capital Required	50,000	
or		
Minimum Net Capital Required: (6 2/3% of Aggregate Indebtedness $40,116)	2,674	50,000
Excess Net Capital		$ 55,745

GRAND CAPITAL CORPORATION
SCHEDULE II - AGGREGATE INDEBTEDNESS
DECEMBER 31, 2008

Accounts Payable and Accrued Expenses	$ 40,116
Percentage of Aggregate Indebtedness to Net Capital	38%

RICHARD G. BACCARI & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

<u>INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL</u>

Board of Directors
Grand Capital Corporation:

In planning and performing our audit of the financial statements of Grand Capital Corporation (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide mangement with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and those transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

RICHARD G. BACCARI & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS   10 Mitchell Place, Suite 202, White Plains, New York 10601
Telephone (914) 686-1201
Fax (914) 686-1281
www.rgbcpa.com

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

White Plains, New York
February 13, 2009